CANADIAN ZINC CORPORATION

June 15, 2011

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were submitted to a vote at the annual general meeting of Canadian Zinc Corporation (the "Issuer") held on June 15, 2011.  The report on the voting results is as follows:

1.           Number of Directors

By a vote of show of hands, the number of directors was determined at five.

2.           Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

Brian Atkins	Dave Nickerson
John F. Kearney	Alan B. Taylor
John A. MacPherson

3.           Appointment of Auditors and Auditors' Remuneration

By a vote of show of hands, Ernst & Young LLP were appointed as auditors of the Issuer, for the ensuing year, and the directors were authorized to fix the auditors' remuneration.

Canadian Zinc Corporation

Per:        "John F. Kearney”
John F. Kearney
Chairman, President and Chief Executive Officer